B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2016	2015

Gold revenue	$144,252	$138,892

Cost of sales

Production costs	(61,644)	(77,823)
Depreciation and depletion	(34,313)	(32,795)
Royalties and production taxes	(5,856)	(4,995)

Total cost of sales	(101,813)	(115,613)

Gross profit	42,439	23,279

General and administrative	(7,488)	(9,708)
Share-based payments (Note 9)	(5,385)	(5,488)
Provision for non-recoverable input taxes	(242)	26
Foreign exchange gains (losses)	362	(1,749)
Other	(1,535)	(729)

Operating income	28,151	5,631

Gain (loss) on fair value of convertible notes (Note 8)	(5,959)	1,693
Gain on sale of Bellavista property	-	2,192
Community relations	(887)	(849)
Interest and financing expense	(3,026)	(1,708)
Realized losses on derivative instruments	(5,495)	(554)
Unrealized losses on derivative instruments	(9,450)	(93)
Write-down of long-term investments (Note 5)	-	(1,338)
Other	(911)	604

Income before taxes	2,423	5,578

Current income tax, withholding and other taxes (expense) recovery (Note 14)	(4,345)	2,296
Deferred income tax recovery (expense)	8,573	(1,533)

Net income for the period	$6,651	$6,341

Attributable to:
Shareholders of the Company	$8,317	$6,262
Non-controlling interests	(1,666)	79

Net income for the period	$6,651	$6,341

Income per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.01	$0.01
Diluted	$0.01	$0.00

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	927,139	917,660
Diluted	930,800	986,422

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2016	2015
Net income for the period	$6,651	$6,341
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income:
- Cumulative translation adjustment (“CTA”)	-	(24,133)
- Unrealized gain (loss) on investments, net of deferred tax expense (Note 5)	4,364	(392)
Other comprehensive income (loss) for the period	4,364	(24,525)
Total comprehensive income (loss) for the period	$11,015	$(18,184)
Total other comprehensive income (loss) attributable to:
Shareholders of the Company	$4,364	$(23,786)
Non-controlling interests	-	(739)
	$4,364	$(24,525)
Total comprehensive income (loss) attributable to:
Shareholders of the Company	$12,681	$(17,524)
Non-controlling interests	(1,666)	(660)
	$11,015	$(18,184)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2016	2015

Operating activities
Net income for the period	$6,651	$6,341
Mine restoration provisions settled	(32)	(134)
Non-cash charges (Note 15)	48,595	38,687
Changes in non-cash working capital (Note 15)	(6,059)	15,081
Proceeds from prepaid sales (Note 10)	120,000	-
Changes in long-term value added tax receivables	2,398	(1,312)

Cash provided by operating activities	171,553	58,663

Financing activities

HSBC credit facility, drawdowns net of transaction costs (Note 8)	50,000	-
Repayment of HSBC credit facility	(100,000)	-
Otjikoto equipment loan facility, drawdowns net of transaction costs	1,236	3,883
Repayment of Otjikoto equipment loan facility	(1,780)	(1,716)
Interest and commitment fees paid	(3,082)	(1,490)
Repayment of Libertad equipment loan	(505)	(372)
Common shares issued for cash (Note 9)	18	482
Restricted cash movement	(50)	(431)

Cash (used) provided by financing activities	(54,163)	356

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(18,708)	(13,526)
Masbate Mine, development and sustaining capital	(8,514)	(4,126)
Libertad Mine, development and sustaining capital	(8,780)	(6,139)
Limon Mine, development and sustaining capital	(1,380)	(5,397)
Fekola Project, development	(46,441)	-
Gramalote Project, prefeasibility and exploration	(63)	(3,450)
Other exploration and development (Note 15)	(5,033)	(24,263)
Purchase of non-controlling interest (Note 6)	(6,000)	(6,138)
Other	754	1,127

Cash used by investing activities	(94,165)	(61,912)

Increase (decrease) in cash and cash equivalents	23,225	(2,893)

Effect of exchange rate changes on cash and cash equivalents	701	(1,494)

Cash and cash equivalents, beginning of period	85,143	132,564

Cash and cash equivalents, end of period	$109,069	$128,177

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	March 31,	December 31,
	2016	2015

Assets
Current
Cash and cash equivalents	$109,069	$85,143
Accounts receivable and prepaids	9,918	11,532
Value-added and other tax receivables	17,831	20,597
Inventories (Note 4)	93,550	86,324
	230,368	203,596
Long-term investments (Note 5)	15,179	10,163
Value-added tax receivables	26,567	24,804
Mining interests (Note 6 and Note 19 - Schedules)
- Owned by subsidiaries	1,774,018	1,723,366
- Investments in joint ventures	43,896	42,394
Other assets (Note 7)	20,331	20,059
	$2,110,359	$2,024,382
Liabilities
Current
Accounts payable and accrued liabilities	$54,035	$58,744
Current taxes payable	10,076	10,686
Current portion of long-term debt (Note 8)	13,964	11,726
Current portion of derivative instruments at fair value (Note 12)	14,197	10,618
Current portion of mine restoration provisions	483	483
Current portion of prepaid sales (Note 10)	12,492	-
Other	595	6,663
	105,842	98,920
Derivative instruments at fair value	23,974	18,968
Long-term debt (Note 8)	405,862	451,466
Prepaid sales (Note 10)	107,508	-
Mine restoration provisions	67,148	63,539
Deferred income taxes	61,021	68,939
Employee benefits obligation	6,482	6,814
Other long-term liabilities (Note 6)	3,235	3,197
	781,072	711,843
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 928,728,630 common shares (Dec 31, 2015 – 927,073,436)	2,039,403	2,036,778
Contributed surplus	73,159	70,051
Accumulated other comprehensive loss	(91,890)	(96,254)
Deficit	(698,574)	(706,891)
	1,322,098	1,303,684
Non-controlling interests	7,189	8,855
	1,329,287	1,312,539
	$2,110,359	$2,024,382

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED IN MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

		2016

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2015	927,073	$2,036,778	$70,051	$(96,254)	$(706,891)	$8,855	$1,312,539
January 1, 2016 to March 31, 2016:
Net income for the period	-	-	-	-	8,317	(1,666)	6,651
Unrealized gain on investments	-	-	-	4,364	-	-	4,364
Exercise of stock options	29	18	-	-	-	-	18
Shares issued on vesting of RSU	1,627	2,579	(2,579)	-	-	-	-
Share based payments	-	-	5,715	-	-	-	5,715
Transfer to share capital on exercise of stock options	-	28	(28)	-	-	-	-

Balance at March 31, 2016	928,729	$2,039,403	$73,159	$(91,890)	$(698,574)	$7,189	$1,329,287

		2015

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2014	917,652	$2,018,468	$59,789	$(71,553)	$(536,617)	$55,253	$1,525,340
January 1, 2015 to March 31, 2015:
Net loss for the period	-	-	-	-	6,262	79	6,341
Acquisition of non-controlling interest (Note 6)	3,111	6,000	-	-	(12,328)	(45,470)	(51,798)
Shares to be issued for acquisition of rights	-	4,700		-	(8,000)	-	(3,300)
Cumulative translation adjustment	-	-	-	(23,394)	-	(739)	(24,133)
Unrealized loss on investments	-	-	-	(392)	-	-	(392)
Exercise of stock options	486	482	-	-	-	-	482
Shares issued on vesting of RSU	498	1,114	(1,114)	-	-	-	-
Share based payments	-	-	6,173	-	-	-	6,173
Transfer to share capital on	-
exercise of stock options		358	(358)	-	-	-	-

Balance at March 31, 2015	921,747	$2,031,122	$64,490	$(95,339)	$(550,683)	$9,123	$1,458,713

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua), a mine under construction in Mali and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Nicaragua, Finland and Chile.

The Company operates the Otjikoto Mine in Namibia, which commenced commercial production on February 28, 2015, the Libertad Mine and the Limon Mine in Nicaragua and the Masbate Mine in the Philippines. The Company has an effective 90% interest in the Fekola Project in Mali, which is currently under construction, an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% joint venture interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 10, 2016.

3	Significant accounting judgements and estimates

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. At March 31, 2016, the company had a provision totalling $4.0 million outstanding (December 31, 2015 - $4.0 million) representing its best estimate of the outcome of current assessments. The provisions made to date may be subject to change and such change may be material.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

4	Inventories

	March 31,	December 31,
	2016	2015
	$	$

Gold and silver bullion	21,267	14,273
In-process inventory	8,540	10,783
Ore stock-pile inventory	8,149	8,720
Materials and supplies	55,594	52,548

	93,550	86,324

5	Long-term investments

	March 31, 2016				December 31, 2015

	Cost $	Total Impair- ment $	AOCI $	Fair Value $	Cost $	Total Impair- ment $	AOCI $	Fair Value $

Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	20,193	(16,108)	1,169	5,254	20,193	(16,108)	839	4,924
RTG Mining Inc.	13,400	(10,071)	2,939	6,268	13,400	(10,071)	-	3,329
Calibre Mining Corp.	5,716	(4,330)	1,852	3,238	5,716	(4,330)	131	1,517
Kronk Resources Inc.	496	(106)	26	416	496	(106)	-	390
Goldstone Resources Ltd.	20	(17)	-	3	20	(17)	-	3

Balance, end of period	39,825	(30,632)	5,986	15,179	39,825	(30,632)	970	10,163

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	March 31,	December 31,
	2016	2015
	$	$
Property, plant and equipment (depletable)
Otjikoto Mine, Namibia
Cost	455,505	437,591
Accumulated depreciation and depletion	(53,565)	(41,810)
	401,940	395,781
Masbate Mine, Philippines
Cost, net of impairment	481,459	472,021
Accumulated depreciation and depletion	(134,911)	(125,574)
	346,548	346,447
Libertad Mine, Nicaragua
Cost, net of impairment	281,802	272,295
Accumulated depreciation and depletion	(179,623)	(169,721)
	102,179	102,574
Limon Mine, Nicaragua
Cost, net of impairment	143,019	140,791
Accumulated depreciation and depletion	(91,757)	(87,197)
	51,262	53,594
Masbate undeveloped mineral interests, net of impairment (non-depletable)	72,682	72,682
Mine under construction (non-depletable)
Fekola, Mali	676,801	631,524
Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	63,997	63,339
Mocoa, Colombia	28,729	28,717
Calibre, Nicaragua	11,530	11,252
Other	17,752	16,528
	122,008	119,836
Corporate & other
Office, furniture and equipment, net	598	928
	1,774,018	1,723,366
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	42,695	41,193
Quebradona, Colombia	1,201	1,201
	43,896	42,394
	1,817,914	1,765,760

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Otjikoto

On February 28, 2015, management determined that the Otjikoto Mine had achieved commercial production. Effective March 1, 2015, revenues and production costs for Otjikoto gold production were recorded in the statement of operations. Sales proceeds from the pre-commercial production period of $23.1 million were offset against the amounts capitalized for the Otjikoto Mine property, plant and equipment.

Fekola

Purchase of Fekola non-controlling interest

In January 2015, the Company purchased the 10% non-controlling interest, owned by a private Malian company, in Songhoi Resources SARL (“Songhoi”). Songhoi is the entity that holds the Fekola Project in Mali. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million common shares were paid/issued on closing, (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option was paid on the first anniversary of the agreement date (January 18, 2016) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project. At the holder’s election, $6 million in cash was paid during the first quarter of 2016.

The cash and common share instalments to be paid in the future have been classified as a financial liability and have been valued at their present value using a discount rate of 5%. These have been accrued in other liabilities.

Pursuant to applicable mining law, when the project advances to development and production stage, an exploitation company will be formed with the Company contributing a 10% free carried interest to the Government of Mali. The Government of Mali also has the option to purchase an additional 10% of the exploitation company.

7	Other assets

	March 31,	December 31,
	2016	2015
	$	$

Loan receivable, including accrued interest	7,352	7,241
Debt service reserve account	4,092	4,092
Reclamation deposits	2,045	1,996
Low-grade stockpile	3,717	3,982
Fair value of derivative instruments	-	629
Other	3,125	2,119

	20,331	20,059

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Long-term debt

	March 31,	December 31,
	2016	2015
	$	$
Convertible senior subordinated notes:
- Principal amount	258,750	258,750
- Fair value adjustment	(34,349)	(41,445)
	224,401	217,305
Revolving corporate credit facility:
- Principal amount	175,000	225,000
- Less: unamortized transaction costs	(4,579)	(5,086)
	170,421	219,914
Equipment loans/finance lease obligations:
- Otjikoto equipment loan facility (net of unamortized transaction costs)	20,826	21,291
- Nicaraguan equipment loans	4,178	4,682
	25,004	25,973
	419,826	463,192
Less: current portion	(13,964)	(11,726)
	405,862	451,466

Convertible senior subordinated notes

As at March 31, 2016 the fair value of the convertible senior subordinated notes (“convertible notes”) was $224.4 million. The loss on fair value of convertible notes recorded in the statement of operations for the three months ended March 31, 2016 was $6.0 million (2015 – gain of $1.7 million). The change in fair value of the notes recognized in the statement of operations for the three months ended March 31, 2016 is stated after adjusting for $1.1 million (2015 - $2.4 million) of interest expense which was attributable to eligible expenditures on the Fekola property (2015 – Otjikoto property) and has been capitalized to the carrying amount of the property.

New revolving credit facility

As at December 31, 2015, Company had drawn down $225 million under the new $350 million revolving credit facility (the “New RCF”). During the quarter ended March 31, 2016, the company drew down an additional $50 million. Following completion of the Prepaid Sales transactions (Note 10) in March 2016, the Company reduced the outstanding balance on the New RCF by $100 million, to $175 million. At March 31, 2016, the undrawn and available balance under the facility was $175 million.

For quarter ended March 31, 2016, the interest and financing expense relating to the New RCF recognized in the statement of operations was reduced by $0.7 million (2015 - nil), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

The Company has provided security on the New RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the New RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at March 31, 2016, the Company was in compliance with these debt covenants.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Old revolving credit facility

On May 26, 2015, the Company drew down $25 million under the old revolving credit facility (the “Old RCF”) for a total balance drawn of $150 million. On June 11, 2015 the Company repaid the $150 million outstanding under the Old RCF with proceeds from the New RCF. At this time, the remaining unamortized transaction costs totalling $3.0 million were expensed to interest and financing expense in the statement of operations.

For three months ended March 31, 2015, the interest and financing expense relating to the Old RCF recognized in the statement of operations was reduced by $0.8 million which was attributable to eligible expenditures on the Otjikoto property to the date the project was ready for the intended use and capitalized to the carrying amount of the property.

Otjikoto equipment loan facility

During the three months ended March 31, 2016, the Company drew $1.2 million (2015 - $3.9 million) under the facility. During the period, the term over which loans may be advanced under the facility was extended to December 31, 2016 and an additional $4.5 million was made available for drawdown subject to conditions precedent, including the preparation and execution of definitive documentation and due diligence. At March 31, 2016, the Company had $9.8 million available to draw, based on current exchange rates.

Fekola equipment loan facility

On March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $81 million term Equipment Facility (“The Facility”) with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $81 million is to be made available to the Company’s majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali.

The Facility shall be available for a period commencing on the closing date of The Facility and ending on the earlier of the day when the Facility is fully drawn and 30 months from the closing date of The Facility. Completion and funding under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive documentation, due diligence and receipt of any necessary regulatory approvals.

The Facility may be drawn in instalments of not less than Euro 5 million, and each such instalment shall be treated as a separate equipment loan. As at March 31, 2016, there had been no drawdowns on the facility.

Each equipment loan is repayable in 20 equal quarterly instalments. The final repayment date shall be five years from the first disbursement under each equipment loan.

The Facility has an interest rate of EURIBOR plus a margin of 3.85% on equipment loans advanced under The Facility and a commitment fee of 1.15% per annum on the undrawn balance of The Facility for the first 24 months of the availability period and 0.5% thereafter, each payable quarterly.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2016, the Company had 928,728,630 common shares outstanding, including 2,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended March 31, 2016, the Company granted 12.3 million stock options to employees and directors. These options have a weighted average exercise price of C$1.12, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.40%, an expected life of 3.3 years, an expected volatility of 60%, and a dividend yield rate of nil. The total number of stock options outstanding at March 31, 2016 was 69.3 million.

For the three months ended March 31, 2016, share-based payments expense, relating to the vesting of stock options was $3.6 million (2015 - $4.0 million), net of $0.3 million (2015 - $0.7 million) capitalized to mining interests.

During the three months ended March 31, 2016, the Company granted 1.9 million RSUs to employees. The total number of RSUs outstanding at March 31, 2016 was 2.0 million.

For the three months ended March 31, 2016, share-based payments expense, relating to the vesting of RSUs, was $2.1 million (2015 - $2.2 million), net of $0.0 million (2015 - $0.0 million) capitalized to mining interests.

Earnings per share

The following is the calculation of diluted net income for the period:

	For the three	For the three
	months ended	months ended
	March 31, 2016	March 31, 2015
	$	$

Net income for the period attributable to shareholders of the Company	8,317	6,262
Loss (gain) on fair value of convertible notes	-	(1,693)

Diluted net income (loss) for the period	8,317	4,569

The following is the calculation of diluted weighted average number of shares outstanding for the period:

	For the three	For the three
	months ended	months ended
	March 31, 2016	March 31, 2015

Basic weighted average number of shares outstanding (in thousands)	927,139	917,660
Effect of dilutive securities:
- Convertible notes	-	65,798
- Stock options	3,133	2,132
- Restricted share units	528	832

Diluted weighted average number of shares outstanding (in thousands)	930,800	986,422

For the three months ended March 31, 2016, potential share issuances arising from any future conversion of the convertible notes are not included in the calculation of diluted weighted average shares outstanding as these securities are anti-dilutive.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is the basic and diluted earnings per share:

	For the three	For the three
	months ended	months ended
	March 31, 2016	March 31, 2015
	$	$

Earnings per share (attributable to shareholders of the Company)
- Basic	0.01	0.01
- Diluted	0.01	0.00

10	Prepaid sales

In March 2016, the Company entered into Prepaid Sales transactions, for the delivery of approximately 103,300 ounces totalling $120 million, with its New RCF Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment.

The Prepaid Sales transactions have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines in 24 equal monthly instalments during 2017 and 2018.

11	Gold commitments

As at March 31, 2016, the following gold forward contracts with respect to the Otjikoto Mine were outstanding. These contracts were excluded from the scope of IAS 39 and accounted for as executory contracts because they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts are recorded in the financial statements.

	2016	2017	2018	Total

Gold forward contracts:
- Ounces	6,750	9,000	7,500	23,250
- Average price per ounce (rand)	16,020	16,020	16,020	16,020

12	Derivative financial instruments

Gold forwards

As at March 31, 2016, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
- Ounces	26,937	35,916	35,916	98,769
- Average price per ounce (rand)	15,044	15,044	15,044	15,044

The unrealized fair value of these contracts at March 31, 2016 was $(31.7) million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Forward contracts – fuel oil, gas oil, diesel

During the three months ended March 31, 2016, the Company entered into additional series of forward contracts for the purchase of 7,471,000 litres of fuel oil and 3,016,000 litres of gas oil with settlements scheduled between August 2016 and March 2017. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at March 31, 2016:

	2016	2017	2018	Total

Forward – fuel oil:
- Litres (thousands)	20,591	19,877	1,328	41,796
- Average strike price	$0.29	$0.29	$0.31	$0.29

Forward – gas oil:
- Litres (thousands)	10,909	5,982	280	17,171
- Average strike price	$0.43	$0.40	$0.44	$0.42

Forward – diesel:
- Litres (thousand)	6,357	706	-	7,063
- Average strike price	$0.46	$0.46	$-	$0.46

The unrealized fair value of these contracts at March 31, 2016 was $(6.4) million.

13	Financial instruments

As at March 31, 2016, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at March 31, 2016		As at December 31, 2015

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 5)	15,179	-	10,163	-
Convertible senior subordinated notes (Note 8)	-	(224,401)	-	(217,305)
Gold forward contracts (Note 12)	-	(31,670)	-	(21,390)
Fuel derivative contracts (Note 12)	-	(6,431)	-	(8,196)
Gold collar contracts	-	(70)	-	866

The fair value of the Company’s long-term investments was determined using market quotes from an active market for each investment.

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three	For the three
	months ended	months ended
	March 31, 2016	March 31, 2015
	$	$

Consolidated income before income taxes	2,423	5,578
Canadian federal and provincial income tax rates	26.00%	26.00%

Income tax expense at statutory rates	630	1,451

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	(9,249)	(4,103)
Non-deductible expenditures	2,091	2,522
Losses for which no tax benefit has been recorded	1,272	2,121
Withholding tax and minimum tax	1,992	577
Change due to foreign exchange	(1,611)	3,508
Change in accruals for tax audits	-	(1,545)
Changes in estimates of deferred tax assets	-	(1,436)
Non-deductible portion of losses (gains)	647	(372)
Amounts under/(over) provided for in prior years	-	(3,486)

Income tax recovery	(4,228)	(763)

Current income tax, withholding and other taxes	4,345	(2,296)
Deferred income tax expense (recovery)	(8,573)	1,533

Income tax recovery	(4,228)	(763)

15	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:
	For the three	For the three
	months ended	months ended
	March 31, 2016	March 31, 2015
	$	$

Depreciation and depletion	34,313	32,795
Share-based payments	5,385	5,488
Gain on sale of Bellavista property	-	(2,192)
(Gain) loss on fair value of convertible notes	5,959	(1,693)
Write-down of long-term investments	-	1,338
Accretion of mine restoration provisions	346	354
Deferred income tax expense (recovery)	(8,573)	1,533
Unrealized loss on derivative instruments	9,450	93
Other	1,715	971

	48,595	38,687

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Changes in non-cash working capital:
	For the three	For the three
	months ended	months ended
	March 31, 2016	March 31, 2015
	$	$

Accounts receivable and prepaids	1,377	2,182
Value-added and other tax receivables	(1,637)	2,188
Inventories	(5,217)	11,643
Accounts payable and accrued liabilities	28	7,871
Income and other taxes payables	(610)	(8,803)

	(6,059)	15,081

Other exploration and development:
	For the three	For the three
	months ended	months ended
	March 31, 2016	March 31, 2015
	$	$

Masbate Mine, exploration	(466)	(1,203)
Libertad Mine, exploration	(726)	(1,049)
Limon Mine, exploration	(508)	(847)
Otjikoto, exploration	(291)	(802)
Fekola Project, exploration	(924)	(18,481)
Kiaka Project, exploration	(616)	(649)
Primavera, exploration	(277)	(417)
Other	(1,225)	(815)

	(5,033)	(24,263)

Non-cash investing and financing activities:
	For the three	For the three
	months ended	months ended
	March 31, 2016	March 31, 2015
	$	$

Stock-based compensation, capitalized to resource property interests	329	685
Mining equipment purchased under equipment loan	-	1,559
Interest expense, capitalized to resource property interests	1,844	3,221
Change in accounts payable and accrued liabilities relating to resource property expenditures	(4,737)	(4,059)

16	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three
	months ended	months ended
	March 31, 2016	March 31,2015
	$	$

Salaries and short-term employee benefits	878	2,231
Share-based payments	3,252	2,623

	4,130	4,854

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17	Segmented Information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon, Libertad, Masbate and Otjikoto mines, and the Fekola, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables.

	For the three months ended March 31, 2016
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Gramalote	Kiaka	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	45,179	53,101	33,193	12,779	-	-	-	-	-	144,252

Production costs	14,376	21,245	17,139	8,884	-	-	-	-	-	61,644

Depreciation & depletion	12,526	8,485	9,536	3,766	-	-	-	-	50	34,363

Net (loss) income	13,443	18,472	2,261	(1,008)	1,585	-	552	85	(28,739)	6,651

Capital expenditures	18,999	8,980	9,506	1,887	47,365	63	616	1,503	(280)	88,639

Total assets	452,362	524,403	140,484	74,279	677,594	42,694	64,393	59,391	74,759	2,110,359

	For the three months ended March 31, 2015
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Gramalote	Kiaka	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	16,186	68,448	37,535	16,723	-	-	-	-	-	138,892

Production costs	6,833	37,395	23,341	10,254	-	-	-	-	-	77,823

Depreciation & depletion	3,505	11,017	12,043	6,233	-	-	-	-	56	32,851

Net (loss) income	2,709	14,922	2,788	(1,479)	(1,851)	-	(737)	(143)	(9,868)	6,341

Capital expenditures	14,327	5,329	7,188	6,244	18,481	3,450	650	1,231	8	56,908

Total assets	471,933	522,004	203,175	105,593	500,462	70,182	59,989	57,900	68,765	2,059,903

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations:

	March 31,	December 31,
	2016	2015
	$	$

Mining interests
Mali	685,654	639,780
Philippines	419,230	419,129
Namibia	402,795	396,338
Nicaragua	168,669	171,087
Colombia	72,624	71,111
Burkina Faso	65,799	64,934
Chile	1,978	1,964
Finland	568	489
Canada	597	928

	1,817,914	1,765,760

18	Commitments

•

As at March 31, 2016, the Company had commitments (in addition to those disclosed elsewhere in these financial statements) for payments of $89.3 million for Fekola project equipment and development costs. Of this $75.5 million is expected to be incurred in 2016 and $13.8 million in 2017.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 19)
For the three months ended March 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2015	Acquisition costs/ Additions	Disposals/ write-offs	Reclass	Cumulative translation adjustment	Balance at Mar. 31, 2016	Balance at Dec. 31, 2015	Depreciation	Disposals/ write-offs	Balance at Mar. 31, 2016	As at Mar. 31, 2016	As at Dec. 31, 2015
	$	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)
Otjikoto	437,591	17,914	-	-	-	455,505	(41,810)	(11,755)	-	(53,565)	401,940	395,781
Masbate	472,021	10,804	(1,366)	-		481,459	(125,574)	(10,078)	741	(134,911)	346,548	346,447
Libertad	272,295	9,755	(248)	-	-	281,802	(169,721)	(9,927)	25	(179,623)	102,179	102,574
Limon	140,791	2,228		-	-	143,019	(87,197)	(4,560)	-	(91,757)	51,262	53,594
	1,322,698	40,701	(1,614)	-	-	1,361,785	(424,302)	(36,320)	766	(459,856)	901,929	898,396
Masbate undeveloped mineral interests	72,682	-	-	-	-	72,682	-	-	-	-	72,682	72,682
Mine under construction
Fekola	631,524	45,277	-	-	-	676,801	-	-	-	-	676,801	631,524
	631,524	45,277	-			676,801	-	-	-	-	676,801	631,524
Exploration & evaluation properties (non-depletable)
Kiaka	63,339	658		-	-	63,997	-	-	-	-	63,997	63,339
Mocoa	28,717	12	-	-	-	28,729	-	-	-	-	28,729	28,717
Calibre	11,252	278	-	-	-	11,530	-	-	-	-	11,530	11,252
Other	16,528	1,224	-	-	-	17,752	-	-	-	-	17,752	16,528
	119,836	2,172	-	-	-	122,008	-	-	-	-	122,008	119,836
Corporate
Office, furniture & equipment	2,062	(280)	-	-	-	1,782	(1,134)	(50)		(1,184)	598	928
	2,062	(280)	-	-		1,782	(1,134)	(50)		(1,184)	598	928
	2,148,802	87,870	(1,614)	-	-	2,235,058	(425,436)	(36,370)	766	(461,040)	1,774,018	1,723,366
Investments in joint ventures (accounted for using the equity method)
Gramalote	41,193	1,502	-	-	-	42,695	-	-	-	-	42,695	41,193
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201
	42,394	1,502		-		43,896	-	-	-	-	43,896	42,394
	2,191,196	89,372	(1,614)	-	-	2,278,954	(425,436)	(36,370)	766	(461,040)	1,817,914	1,765,760

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 19)
For the year ended December 31, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2014	Acquisition costs/ Additions	Disposals/ write-offs	Reclass	Cumulative translation adjustment	Balance at Dec. 31, 2015	Balance at Dec. 31, 2014	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2015	As at Dec. 31, 2015	As at Dec. 31, 2014
	$	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)
Otjikoto	-	26,098	(363)	411,856	-	437,591	-	(41,810)	-	(41,810)	395,781	-
Masbate	420,644	46,455	(304)	5,226		472,021	(91,706)	(34,068)	200	(125,574)	346,447	328,938
Libertad	296,102	26,552	(50,359)	-	-	272,295	(127,704)	(42,689)	672	(169,721)	102,574	168,398
Limon	142,772	21,042	(23,023)	-	-	140,791	(62,865)	(24,421)	89	(87,197)	53,594	79,907
	859,518	120,147	(74,049)	417,082	-	1,322,698	(282,275)	(142,988)	961	(424,302)	898,396	577,243
Masbate undeveloped mineral interests	85,078	-	(7,170)	(5,226)	-	72,682	-	-	-	-	72,682	85,078
Mine under construction
Fekola	-	106,561	-	524,963	-	631,524	-	-	-	-	631,524	-
Otjikoto	430,668	9,877	-	(415,809)	(24,736)	-	-	-	-	-	-	430,668
	430,668	116,438	-	109,154	(24,736)	631,524	-	-	-	-	631,524	430,668
Exploration & evaluation properties (non-depletable)
Fekola	514,965	44,528	(38,483)	(521,010)	-	-	-	-	-	-	-	514,965
Kiaka	59,062	4,307	(30)	-	-	63,339	-	-	-	-	63,339	59,062
Mocoa	28,652	65	-	-	-	28,717	-	-	-	-	28,717	28,652
Pavon	6,238	2,294	(8,532)	-	-	-	-	-	-	-	-	6,238
Calibre	10,022	1,230	-	-	-	11,252	-	-	-	-	11,252	10,022
Other	10,066	6,462	-	-	-	16,528	-	-	-	-	16,528	10,066
	629,005	58,886	(47,045)	(521,010)	-	119,836	-	-	-	-	119,836	629,005
Corporate
Office, furniture & equipment	1,768	382	(88)	-	-	2,062	(955)	(267)	88	(1,134)	928	813
	1,768	382	(88)	-		2,062	(955)	(267)	88	(1,134)	928	813
	2,006,037	295,853	(128,352)	-	(24,736)	2,148,802	(283,230)	(143,255)	1,049	(425,436)	1,723,366	1,722,807
Investments in joint ventures (accounted for using the equity method)
Gramalote	66,725	10,652	(36,184)	-	-	41,193	-	-	-	-	41,193	66,725
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201
	67,926	10,652	(36,184)	-		42,394	-	-	-	-	42,394	67,926
	2,073,963	306,505	(164,536)	-	(24,736)	2,191,196	(283,230)	(143,255)	1,049	(425,436)	1,765,760	1,790,733